SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                  ____________________________________________

                        SCHEDULE 13D/A2 (Amendment No. 2)
                    Under the Securities Exchange Act of 1934

                        RegeneRx Biopharmaceuticals, Inc.
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                                (Name of Issuer)

                     Common Stock, Par Value $0.01 per share
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                         (Title of Class of Securities)

                                    020910105
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                                 (CUSIP Number)

                              James Robinson, Esq.
                           Cahill Gordon & Reindel LLP
                                 80 Pine Street
                               New York, NY 10005
                                 (212) 701-3000
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                September 2, 2004
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  020910105
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      (1) NAME OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Sigma-Tau Finanziaria SpA
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      (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
          Instructions)
          (a) [ ]
          (b) [ ]
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      (3) SEC USE ONLY

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      (4) SOURCE OF FUNDS AF
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      (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)  [  ]
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      (6) CITIZENSHIP OR PLACE OF ORGANIZATION
          Italy
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   Number of      (7)    SOLE VOTING POWER
     Shares              0
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  Beneficially    (8)    SHARED VOTING POWER
     Owned               10,138,309
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    by Each       (9)    SOLE DISPOSITIVE POWER
   Reporting             0
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  Person With     (10)   SHARED DISPOSITIVE POWER
                         10,138,309
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      (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           10,138,309
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      (12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           [  ]
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      (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           29.6% (based on 34,274,643 shares of Common Stock outstanding on June 30, 2004, as reported in the Issuer's quarterly report on Form 10-QSB for the fiscal quarter ended June 30, 2004, 1,382,488 shares issued upon exercise of the 2003 Warrants (as defined below) and 263,157 shares of Common Stock issuable upon exercise of the 2004 Warrant (as defined below)).
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      (14)        TYPE OF REPORTING PERSON CO
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


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CUSIP No.  020910105
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      (1) NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Defiante Farmaceutica L.d.a.
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      (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
          Instructions)
          (a) [ ]
          (b) [ ]
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      (3) SEC USE ONLY

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      (4) SOURCE OF FUNDS WC
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      (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)  [  ]
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      (6) CITIZENSHIP OR PLACE OF ORGANIZATION
          Portugal
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   Number of      (7)    SOLE VOTING POWER
     Shares              0
  Beneficially    (8)    SHARED VOTING POWER
--------------------------------------------------------------------------------
     Owned               10,138,309
--------------------------------------------------------------------------------
    by Each       (9)    SOLE DISPOSITIVE POWER
   Reporting             0
--------------------------------------------------------------------------------
  Person With     (10)   SHARED DISPOSITIVE POWER
                         10,138,309
--------------------------------------------------------------------------------
      (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           10,138,309
--------------------------------------------------------------------------------
      (12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           [  ]
--------------------------------------------------------------------------------
      (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           29.6% (based on 34,274,643 shares of Common Stock outstanding on June 30, 2004, as reported in the Issuer's quarterly report on Form 10-QSB for the fiscal quarter ended June 30, 2004,
           1,382,488 shares issued upon exercise of the 2003 Warrants (as defined below) and 263,157 shares of Common Stock issuable upon exercise of the 2004 Warrant (as defined below)).
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      (14) TYPE OF REPORTING PERSON CO
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                                  Page 3 of 8

Item 1. Security and Issuer.

     Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     This Amendment No. 2 amends the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on June 23, 2003, as amended by the Amendment No. 1 filed with the SEC on January 26, 2004 (the "Schedule 13D") by Sigma-Tau Finanziaria SpA, an Italian corporation ("Sigma Tau") and Defiante Farmaceutica, L.d.a., a Portugese corporation ("Defiante", and together with Sigma Tau, the "Reporting Parties") with respect to the Common Stock, $0.01 par value, of RegeneRx Biopharmaceuticals, Inc. (the "Issuer"), a Delaware corporation whose principal offices are located at 3 Bethesda Metro Center, Suite 700, Bethesda, Maryland 20814.

Item 3. Source and Amount of Funds or Other Consideration.

     Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     On March 7, 2002, pursuant to a Securities Purchase Agreement, dated as of March 7, 2002, between the Issuer and Defiante, Defiante purchased 4,255,319 shares of the Issuer's common stock at a cash purchase price of $0.235 per share as part of a private placement. Defiante used its working capital to purchase such shares.

     On June 11, 2003, pursuant to a Securities Purchase Agreement, dated as of June 11, 2003, between the Issuer and Defiante, Defiante purchased 3,184,713 shares of Common Stock at $0.628 per share. Defiante used its working capital to purchase such shares. In consideration for the purchase of such shares, on June 11, 2003, the Issuer issued to Defiante a warrant ("Warrant A") to purchase 750,000 shares of Common Stock exercisable at a price of $1.00, in whole or in part, at any time and from time-to-time from issuance of such warrant through December 11, 2004 and (ii) a warrant ("Warrant B" and, collectively with Warrant A, the "2003 Warrants") to purchase up to a number of shares of Common Stock determined by dividing $750,000 by the Warrant B Exercise Price (as defined below) during the Warrant B Period (as defined below). The Warrant B Period was defined as the period commencing on the earlier of (a) the date the Issuer closed the next round of private financing (after June 11, 2003) totaling at least $2,000,000 (the "Next Private Placement") or (b) December 11, 2003, and ending on December 11, 2004. The initial Warrant B Exercise Price was equal to the greater of (a) $1.25 or (b) the price per common share (either directly or after giving effect to any conversion into common shares) at which the Company closed the Next Private Placement. As a result of the sale of shares of Common Stock described in the following paragraph, the Warrant B Exercise Price became fixed at $1.25 on January 23, 2004. The Warrant B was then exercisable for 600,000 shares of Common Stock.

     The terms of Warrant A and Warrant B were amended on September 2, 2004 pursuant to a Warrant Amendment Agreement dated as of September 2, 2004 to provide that, if the holder exercised the 2003 Warrants, by not later than September 6, 2004, the 2003 Warrants would be exercisable for a total of 1,382,488 shares of Common Stock at an exercise price of $1.085 per share.

     Defiante exercised the 2003 Warrants on September 3, 2004 at an exercise price of $1.085 per share and received 1,382,488 shares of Common Stock.

     On January 23, 2004, pursuant to a Securities Purchase Agreement, dated as of January 23, 2004, between Issuer and Defiante, Defiante purchased 1,052,632 shares of Common Stock at $0.95 per share. Defiante used its working capital to purchase such shares. In consideration for the purchase of such shares, on January 23, 2004, the Issuer issued to Defiante a warrant (the "2004 Warrant") to purchase 263,157 shares of Common Stock exercisable at a price of $1.50, in whole or in part, at any time and from time-to-time from issuance of such warrant through July 23, 2006.

Item 4. Purpose of the Transaction

     Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     The purpose of the transactions was to acquire an equity investment interest in the Issuer.

     The 2004 Warrant is exercisable for 263,157 shares of Common Stock at an exercise price of $1.50, subject to customary antidilution adjustments.

     Other than as set forth above, none of the Reporting Parties has any present plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of Issuer.

     Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     (a) Sigma Tau is the beneficial owner of 10,138,309 shares of Common Stock representing 29.6% (based on 34,274,643 shares of Common Stock outstanding on June 30, 2004, as reported in the Issuer's quarterly report on Form 10-QSB for the fiscal quarter ended June 30, 2004, 1,382,488 shares issued upon exercise of the 2003 Warrants and 263,157 shares of Common Stock issuable upon exercise of the 2004 Warrants).

     Defiante is the beneficial owner of 10,138,309 shares of Common Stock representing 29.6% (based on 34,274,643 shares of Common Stock outstanding on June 30, 2004, as reported in the Issuer's quarterly report on Form 10-QSB for the fiscal quarter ended June 30, 2004, 1,382,488 shares issued upon exercise of the 2003 Warrants and 263,157 shares of Common Stock issuable upon exercise of the 2004 Warrants).

     (b) The number of shares of Common Stock as to which Sigma Tau has the sole power to vote or direct the vote is zero. The number of shares of Common Stock as to which Sigma Tau shares the power to vote or direct the vote is 10,138,309. The number of shares of Common Stock as to which Sigma Tau has the sole power to dispose or direct the disposition is zero. The number of shares of Common Stock as to which Sigma Tau shares the power to dispose or direct the disposition is 10,138,309.

     The number of shares of Common Stock as to which Defiante has the sole power to vote or direct the vote is zero. The number of shares of Common Stock as to which Defiante shares the power to vote or direct the vote is 10,138,309. The number of shares of Common Stock as to which Defiante has the sole power to dispose or direct the disposition is zero. The number of shares of Common Stock as to which Defiante shares the power to dispose or direct the disposition is 10,138,309.

     (c) See Item 3. Defiante exercised the Warrants on September 3, 2004 at an exercise price of $1.085 per share and received 1,382,488 shares of Common Stock.



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

     (d) N/A.

     (e) N/A.

Item 7. Material to Be Filed as Exhibits.

     Item 7 of the Schedule 13D is hereby amended by adding the following exhibits:

     1. Warrant Amendment Agreement dated as of September 2, 2004 between Issuer and Defiante.(1)



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1    Filed herewith.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Sigma-Tau Finanziaria SpA is true, complete and correct.

Date:  September 9, 2004



                              SIGMA-TAU FINANZIARIA SPA



                              By: /s/ Antonio Nicolai
                                  -----------------------------------
                                  Name:   Antonio Nicolai
                                  Title:  Managing Director


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Defiante Farmaceutica L.d.a. is true, complete and correct.

Date:  September 9, 2004



                               DEFIANTE FARMACEUTICA L.D.A.



                               By: /s/ Carla Arruda Jardim Fernandes
                                   ----------------------------------------
                                   Name:  Carla Arruda Jardim Fernandes
                                   Title: Director


     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing persons, evidence of the representative's authority to sign on behalf of such persons shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)




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



                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        --------

1. Warrant Amendment Agreement dated as of September 2, 2004 between Issuer and Defiante.(1)



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1    Filed herewith.




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